Mail Stop 3561

November 25, 2009

Jack Jie Qin
President and Chief Executive Officer
EFT BioTech Holdings, Inc.
929 Radecki Court
City of Industry, CA 91789

> **Re:** **EFT BioTech Holdings, Inc.**
> **Amendment No. 6 to Registration Statement on Form 10**
> **Filed November 13, 2009**
> **File No. 000-53730**
> **Annual Report on Form 10-K for Fiscal Year Ended March 31, 2009**
> **Filed July 17, 2009**
> **File No. 001-34222**
> **Quarterly Report for Fiscal Quarter Ended September 30, 2009**
> **Filed November 16, 2009**
> **File No. 000-53730**

Dear Mr. Qin:

      We have reviewed your response to our letter dated October 28, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

<u>General</u>

1. Please apply all comments below and in our October 28, 2009 comment letter, as applicable, to your Form 10-K for the fiscal year ended March 31, 2009, filed on July 17, 2009.

2. We note your response to comment two of our letter dated October 28, 2009. We also note that, as of December 9, 2008, it does not appear that Greenstone Holdings held 10% or more of your outstanding common stock, had any contractual right to appoint directors or members of your management, or had any extraordinary voting rights with respect to its common stock. Therefore, please provide additional analysis regarding your identification of Greenstone Holdings as an affiliate as of December 9, 2008. In this regard, please describe in greater detail the frequency and nature of Greenstone Holdings' contact with members of

your board of directors and management, the evolution of Greenstone Holdings'
relationship with such persons, whether Greenstone Holdings had access to
members of management and/or voting power that other shareholders of the
company did not, and the extent to which and reasons why members of your
board of directors and management did or did not consider the advice and
guidance of Greenstone Holdings.

Registration Statement on Form 10

Item 10. Recent Sales of Unregistered Securities, page 42

3. Please revise the footnote to the table that appears on page 43 to disclose the
   natural persons who hold voting and dispositive control of Greenstone Holdings,
   as that information no longer appears at the designated cross-reference.

Consolidated Financial Statements for June 30, 2009 and 2008, page F-24

Consolidated Statements of Operations and Other Comprehensive Income, page F-26

4. We note that you have changed the amounts for investment loss and subsidiary
   loss on equity method investment since your last Form 10-12G/A filed October
   19, 2009. You appear to be reflecting the impairment loss related to Excalibur
   twice, as it appears to be included in each of these line items. Additionally, the
   amount you show for Total other income (expense) is not the sum of the amounts
   shown in that section. Please revise or advise.

Note 8 – Investment, page F-35

5. You indicate on page F-36 that you performed an impairment test for your
   investment in Excalibur as of June 30, 2009 and you calculated the amount of
   impairment as $1,080,969. However, the line item on your statement of
   operations titled "Investment Loss" appears to be comprised of your share of
   Excalibur's net losses totaling $1,038,398 plus an amount of $1,039,305 that we
   assume relates to the impairment to result in the total presented of $2,077,703.
   Please reconcile the amount of impairment that appears to be included in your
   statement of operations with the amount disclosed within this footnote.
   Additionally, please explain to us why the line item on your statement of cash
   flows titled "Subsidiary loss on equity method investment" reflects a balance of
   $996,734 for the three months ended June 30, 2009 while this footnote shows that
   your share of Excalibur's net losses for the same period was $1,038,398.

6. We note that you provided certain historical financial statements of Excalibur in
   response to comment three from our letter dated October 28, 2009. Please tell us
   how you considered providing pro forma financial statements consistent with

Rule 11-01(a) of Regulation S-X. In this regard, it appears that you should provide a pro forma statement of operations on a U.S. GAAP basis for the fiscal year ended March 31, 2009, consistent with Rule 11-02(c) of Regulation S-X.

Financial Statements of Excalibur International Marine Corp, page F-40

7. We note the audit report for Excalibur on page F-40 and have the following comments:

- We note that the audit report states that the audit was performed in accordance with "Generally Accepted Auditing Standards" and "Rules Governing Auditing and Certification of Financial Statements by Certified Public Accountants." Please explain to us whether these are generally accepted auditing standards of the United States or of another nation. Please note that financial statements included in filings made with us are required to be audited in accordance with auditing standards generally accepted in the United States or auditing standards of the Public Company Accounting Oversight Board (United States) and should clearly indicate this within the report. Please revise the audit report accordingly.

- Please ensure that this audit report fully complies with Rule 2-02(a) of Regulation S-X. Specifically, please tell us whether "(Chop)" after the name of the CPA is intended to indicate that this name is an electronic signature. Additionally, please disclose the city and state where the report was issued.

8. We note from your response to comment three from our letter dated October 28, 2009 that you have included audited financial statements for Excalibur for the years ended December 31, 2007 and December 31, 2006. We have the following additional comments:

- Please tell us how you considered the need to provide interim financial statements as contemplated in Item 8.04 of Regulation S-X. In this regard, noting that Excalibur is a foreign business, we will not object if you provide financial statements of the age specified in Item 8.A. of Form 20-F, i.e. within nine months of the acquisition date. Since you indicate in Note 8 to your financial statements that you acquired your equity investment in Excalibur on October 25, 2008, it appears that financial statements for a more recent date than December 31, 2007 are required.

- As previously requested in the first bullet point of comment eight from our letter dated September 21, 2009, please provide us with your calculations of significance for each of the criteria specified in Rule 8-04(b) of Regulation S-X. Please note that your analysis should be calculated using

a US GAAP basis for both yourself and Excalibur. Noting that Excalibur
is a foreign business, we will not object if Excalibur's financial statements
do not include a reconciliation to U.S. GAAP so long as the level of
significance for each of the three tests does not exceed 30%. Refer to Item
17(c)(2)(v) of Form 20-F.

- Please indicate on the face of each financial statement presented that all
  amounts are in NTD, similar to your disclosure at the top of page F-45, as
  this may be unclear to your readers.

- We also note that on pages F-17 and F-36 you have stated that you do not
  comply with Rule 8-04 of Regulation S-X. Please explain this sentence to
  us, including whether you are in the process of trying to obtain more
  financial statements from Excalibur. If appropriate, revise this disclosure.

Quarterly Report on Form 10-Q for Fiscal Quarter Ended September 30, 2009

Note 2 – Summary of Significant Accounting Policies, page 7

General

9. Please note that the FASB Accounting Standards Codification became effective
   for financial statements for interim and annual periods ending after September 15,
   2009. As a result, all non-SEC accounting and financial reporting standards have
   been superseded. In future filings, please revise any references to accounting
   standards accordingly.

Revenue Recognition, page 9

10. We note your description of revenue recognition from your reverse auction
    program. Please explain in more detail what is meant by the statement that sales
    revenue from the reverse auction program is recognized when bidders consumed
    300 bids, as this is unclear to us. Also explain to us how recognizing this revenue
    at the point that bidders consumed 300 bids meets the four criteria specified in
    SAB Topic 13.A.1.

Note 13 – Commitment, page 17

11. We note that you have added disclosures about several new operating leases, but
    we also note that you appear to have entered into many of these leases prior to
    June 30, 2009. Please explain to us why these leases were not included in your
    financial statements and disclosures for the quarter ended June 30, 2009, and if
    they should have been included, provide us with your analysis of whether an
    amendment is necessary to include these leases in your June 30, 2009 financial

statements and footnotes. Please also ensure in future filings that your disclosures are complete and accurate.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Virginia K. Sourlis, Esq.
        Via Facsimile